                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         For The Month of October, 2005

                        Commission File Number 000-27298

                        BE SEMICONDUCTOR INDUSTRIES N.V.
                 (Translation of Registrant's Name Into English)

                                  Marconilaan 4
                                 5151 DR Drunen
                                 The Netherlands
                    (Address of Principle Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F   X   Form 40-F
                                   -----           -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes       No   X
                                   -----    -----

         (IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b) : 82-_______.)

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     The Netherlands Authority for the Financial Markets, the supervisory authority for securities trading in the Netherlands, adopted the "Market Abuse Directive" effective October 1, 2005. As a result of the adoption of the "Market Abuse Directive", BE Semiconductor Industries N.V. (the "Company"), amended the Company's Code of Conduct with Regard to Insider Information. The amendment relates to certain reporting obligations for representatives of the Company of transactions in the Company's securities. A copy of the revised Code of Conduct with Regard to Insider Information is attached hereto as Exhibit 99.1.

     The Company is furnishing a press release dated December 5, 2005 which announced "Analyst Day 2005." A copy of the press release is attached hereto as
Exhibit 99.2.

     The Company is furnishing a press release dated December 6, 2005 provides an agenda of the topics to be addressed by the Company at "Analyst Day 2005." A copy of the press release is attached hereto as Exhibit 99.3.

Exhibits
--------
  99.1     Code of Conduct With Regard to Insider Information

  99.2     Press Release dated December 5, 2005

  99.3     Press Release dated December 6, 2005


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     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BE SEMICONDUCTOR INDUSTRIES N.V.


                                        By: /s/ Richard W. Blickman
                                            ------------------------------------
                                        Name: Richard W. Blickman
                                        Title: President and
                                               Chief Executive Officer
                                        Date: January 23, 2006


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